UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02035844

RECD S.E.C.
MAY 17 2002
1086

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECD S.E.C.
MAY 17 2002
1086

For the month of May 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: May 17, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

REPORT ON THE RESULTS OF THE VOTE
of the Annual General Shareholders Meeting of
Open Joint Stock Company "Vimpel-Communications"
(Protocol № 30 of May 15, 2002)

The Annual General Shareholders Meeting (hereinafter, the "Annual General Meeting" or the "Meeting") of Open Joint Stock Company "Vimpel-Communications" (hereinafter, "VimpelCom" or the "Company") was held on May 15, 2002 by the decision of the Board of Directors of the Company on March 20, 2002.

The total number of votes belonging to the shareholders who are owners of voting shares of VimpelCom as of the record date for drawing up the list of shareholders entitled to participate in the meeting is 46,758,801.

The number of votes held by shareholders that participated in the meeting was 38,115,969, namely 81.52% of the voting shares. There are no invalid ballots.

The meeting has a quorum.

The issues on the agenda of the Annual General Meeting were as follows:

Item 1. Approval of the 2001 VimpelCom Annual Report.

The results of the vote on the first issue:

For	Against	Abstained
36,188,554	33,322	429,173

The decision taken:

To approve the 2001 VimpelCom Annual Report.

Item 2. Approval of VimpelCom's Accounting Balance and Profit and Loss Statement for 2001 (prepared in accordance with Russian statutory accounting principles).

The results of the vote on the second issue:

For	Against	Abstained
36,181,885	33,411	435,498

The decision taken:

To approve VimpelCom's 2001 Accounting Balance and Profit and Loss Statement (prepared in accordance with Russian statutory accounting standards) audited by Intellect-Audit.

Item 3. Payment of Annual Dividends.

The results of the vote on the third issue:

For	Against	Abstained
36,211 873	8,849	428,284

The decision taken:

To not pay annual dividends to holders of shares of Common Stock based on the 2001 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on the 2001 results in the amount of 0.1 kopecks per share.

Item 4. Election of the Board of Directors.

The results of the vote on the fourth issue:

Note: Cumulative voting procedure.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. Charles R. Frank, Jr.	36,938,454
2. Mikhail M. Fridman	38,552,837
3. Morten Karlsen Sørby	37,749,078
4. Pavel Kulikov	38,168,843
5. Jo Lunder	38,171,776
6. Alexei Reznikovich	38,280,704
7. Terje Thon	38,368,843
8. Alexander Tolchinsky	38,438,143
9. Henrik Torgesen	38,368,843

The decision taken:

To elect the following members to the Board of Directors: Charles R. Frank, Jr., Mikhail M. Fridman, Morten Karlsen Sørby, Pavel Kulikov, Jo Lunder, Alexei Reznikovich, Terje Thon, Alexander Tolchinsky and Henrik Torgersen.

Item 5. Election of the Audit Commission.

The results of the vote on the fifth issue:

For	Against	Abstained
36,177,785	29,200	441,202

The decision taken:

To elect the following individuals to the Audit Commission to serve from the date of this meeting until the shareholders dismiss such individual or until the annual general meeting or shareholders to be held in 2003: Gary Drook, Einar Halse and Nigel Robinson.

Item 6. Approval of External Auditor.

The results of the vote on the sixth issue:

For	Against	Abstained
36,207,230	22,073	44,894

The decision taken:

To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts, and the firm ZAO "Intellekt-Audit" as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles, for the term until the annual general meeting of shareholders based on the 2002 results.

Item 7. Approval of Series of Interested Party Transactions with KB Impuls for Vendor Financing.

The results of the vote on the seventh issue:

For	Against	Abstained
24,453,946	41,811	12,152,553

The votes of the disinterested shareholders included in the results of the vote:

For	Against	Abstained
12,764,244	41,811	462,840

The decision is taken by the majority of the votes, including the majority of the votes of the disinterested shareholders.

The decision taken:

To approve a series of interested party transactions pursuant to which VimpelCom unconditionally and irrevocably acknowledges and guarantees to Alcatel Sel AG, or to another vendor of telecommunications equipment, payment by its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," of sums due under phases subsequent to Phase 18 of the vendor financing granted by Alcatel Sel AG or under other vendor financing granted by another vendor of telecommunications equipment to Open Joint Stock Company "KB Impuls" for the supply of equipment, such guarantees to be in an aggregate amount of up to Euro 200 million plus accrued interest (at a rate per annum of no more than EURIBOR plus 3.5%) and any other amounts due under the vendor financing.

Item 8. Approval of Series of Interested Party Transactions Relating to KB Impuls Credit Financing.

The results of the vote on the eighth issue:

For	Against	Abstained
24,452,317	41,274	12,156,347

The votes of the disinterested shareholders included in the results of the vote:

For	Against	Abstained
12,762,615	41,274	466,634

The decision is taken by the majority of the votes, including the majority of the votes of the disinterested shareholders.

The decision taken:

To approve a series of interested party transactions pursuant to which VimpelCom will lend funds and/or extend the terms of existing loans to its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," on an interest-free basis; provided that the aggregate principal amount outstanding at any one time under all such loans shall be no more than the ruble equivalent (calculated on the date of disbursing funds) of US$100 million.

Item 9. Approval of Interested Party Transaction Relating to an Agency and Service Agreement with KB Impuls.

The results of the vote on the ninth issue:

For	Against	Abstained
24,454,715	39,167	12,155,238

The votes of the disinterested shareholders included in the results of the vote:

For	Against	Abstained
12,765,013	39,167	465,525

The decision is taken by the majority of the votes, including the majority of the votes of the disinterested shareholders.

The decision taken:

To approve an interested party transaction pursuant to which VimpelCom will enter into an agency and service agreement with its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls" with respect to the rendering of cellular GSM and related services in exchange for which VimpelCom will receive a percentage of revenues from the operation of the GSM network in an amount no less than 20% per year.

Item 10. Approval of Interested Party Transaction Relating to Equity Financing of VimpelCom-Region.

The results of the vote on the tenth issue:

For	Against	Abstained
24,436,820	37,310	12,153,581

The votes of the disinterested shareholders included in the results of the vote:

For	Against	Abstained
12,747,118	37,310	463,868

The decision is taken by the majority of the votes, including the majority of the votes of the disinterested shareholders.

The decision taken:

To approve an amendment to the Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Open Joint Stock Company "VimpelCom-Region," Eco Telecom Limited and Telenor East Invest AS, pursuant to which VimpelCom shall commit to exercise its options in the maximum amount (up to the ruble equivalent of US$117 million) to purchase shares of Open Joint Stock Company "VimpelCom-Region," and to accelerate such purchase such that it shall be completed in November 2002 (unless extended in accordance with the terms of such agreement).

Item 11. Approval of a Series of Interested Party Transactions Relating to Debt Financing and/or Leases of VimpelCom-Region.

The results of the vote on the eleventh issue:

For	Against	Abstained
24,459,296	36,323	12,154,975

The votes of the disinterested shareholders included in the results of the vote:

For	Against	Abstained
12,769,594	36,323	465,262

The decision is taken by the majority of the votes, including the majority of the votes of the disinterested shareholders.

The decision taken:

To approve a series of interested party transactions pursuant to which VimpelCom will provide, directly or through a subsidiary, a combination of debt financing (loans and/or guarantees) and/or leases to Open Joint Stock Company "VimpelCom-Region" with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the ruble equivalent (calculated on the date of disbursing funds) of US$180.5 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom; provided that the Board of Directors of VimpelCom shall determine the interest rate for the debt financing; provided further that the aggregate principal amount outstanding under the leases shall be deemed to be the depreciated value (determined when entering into the lease) of the equipment and assets being leased and that the lease payments shall be set by the VimpelCom Board in an amount not to exceed the sum of the actual depreciation and property tax on the equipment.

Item 12. Approval of the Amended and Restated Charter of the Company.

The results of the vote on the twelfth issue:

For	Against	Abstained
36,211,954	4,876	434,224

The decision taken:

To approve the amended and restated Charter of the Company.

Item 13. Approval of the Procedural Regulations of the Board of Directors.

The results of the vote on the thirteenth issue:

For	Against	Abstained
36,160,296	6,052	434,409

The decision taken:

To approve the Procedural Regulations of the Board of Directors.

Item 14. Approval of Participation in the European Association of Telecommunications Companies.

The results of the vote on the fourteenth issue:

For	Against	Abstained
36,213,772	3,078	432,529

The decision taken:

To approve the Company's participation in the European Association of Telecommunications Companies.

Secretary of the Meeting /s/ G.V. Silvestrov G.V. Silvestrov

May 17, 2002